Commission File Number 001-31914

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

FORFEITURE OF UNCLAIMED DIVIDENDS

According to the articles of association of China Life Insurance Company Limited (the “Company”), the Company may exercise the right to forfeit unclaimed dividends after the expiration of the applicable limitations period, subject to the requirements of the relevant laws, rules and regulations of the PRC, as well as the regulations of the jurisdictions in which the shares of the Company are listed. Accordingly, the board of directors of the Company (the “Board”) announces that the following dividends remaining unclaimed on 25 March 2014 will be forfeited and revert to the Company.

Type of Dividends	Date of Declaration	Dividend per Share (including applicable tax)
2005 final dividend	18 April 2006	RMB0.05 (equivalent to HKD0.04848)
2006 final dividend	17 April 2007	RMB0.14 (equivalent to HKD0.142857)
2007 final dividend	25 March 2008	RMB0.42 (equivalent to HKD0.471967)

Shareholders of the Company who are entitled to but have not received the above dividends are advised to contact the Company’s H Share Registrar, Computershare Hong Kong Investor Services Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as possible but no later than 4:30 p.m. on 25 March 2014.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 20 February 2014

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong
Independent Non-executive Directors:	Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh, Tang Jianbang